Exhibit 99.1

GoldMining Enhances Value of the Crucero Gold Project, Peru

by Reducing Third-Party Royalty

Vancouver, British Columbia – April 29, 2024 – GoldMining Inc. (the "Company" or "GoldMining") (TSX: GOLD; NYSE American: GLDG) is pleased to announce that the Company, through a wholly owned subsidiary, has completed a transaction with Compañía de Minas Buenaventura S.A.A. (“Buenaventura”) to reduce an existing third-party royalty (the “Royalty”) on its 100% owned Crucero gold project (“Crucero” or the “Project”), Peru.

Highlights:

●

The Royalty was granted by a previous operator that acquired the Project in 2008 and was based on a sliding scale that reached a maximum 5% net smelter return (“NSR”) for gold prices above USD$800 per ounce.

●	The Company paid US$70,000 to Buenaventura to amend and reduce the Royalty to a 3% NSR.

●	The Company can further reduce the Royalty to a 1% NSR by making an additional payment of US$200,000, at any time over the next 10 years.

Alastair Still, CEO, commented: “With this transaction, we have significantly reduced an overly burdensome royalty and enhanced the potential value of the Crucero property. This helps position us to continue advancing our disciplined strategy of unlocking value from our diversified portfolio of resource-stage gold and gold-copper projects in the Americas.”

The Crucero Project is located 150 km northeast of the city of Juliaca in the Department of Puno, in southeastern Peru.  Mineral resource estimates for the Project include 30.65 million tonnes grading 1.01 g/t gold for 0.99 million ounces indicated and an additional 35.78 million tonnes grading 1.00 g/t gold for 1.15 million ounces inferred1. The Project has had significant historical investment and exploration by prior operators, including over 24,000 m of drilling over 79 holes, and numerous targets have been identified for future exploration.

1Readers should refer to the 43-101 Technical Report ("NI 43-101") titled "Technical Report on the Crucero Property, Carabaya Province, Peru", with an effective date of December 20, 2017, which is available on the Company' profile at www.sedarplus.ca.

Qualified Person

Paulo Pereira, P. Geo., President of GoldMining, has supervised the preparation of and approved the scientific and technical information contained herein. Mr. Pereira is a qualified person as defined in NI 43-101.

About GoldMining Inc.

The Company is a public mineral exploration company focused on the acquisition and development of gold assets in the Americas. Through its disciplined acquisition strategy, the Company now controls a diversified portfolio of resource-stage gold and gold-copper projects and strategic investments in Canada, U.S.A., Brazil, Colombia, and Peru. The Company also owns approximately 21.5 million shares of Gold Royalty Corp. (NYSE American: GROY), 9.9 million shares of U.S. GoldMining Inc. (Nasdaq: USGO), and 26.7 million shares of NevGold Corp. (TSXV: NAU). Based on the closing prices of such securities on April 26, 2024, these securities have an aggregate current market value of US$116.4 million. See www.goldmining.com for additional information.

For additional information, please contact:

GoldMining Inc.
Amir Adnani, Co-Chairman, David Garofalo, Co-Chairman
Alastair Still, CEO
Telephone: (855) 630-1001

Email: info@goldmining.com

Notice to Readers

Technical disclosure regarding the Whistler Project has been prepared by the Company in accordance with NI 43-101. NI 43-101 is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”) and the scientific and technical information contained in this news release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

Cautionary Statement on Forward-looking Statements

Certain of the information contained in this news release constitutes “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws (“forward-looking statements”), which involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance and achievements to be materially different from the results, performance or achievements expressed or implied therein. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements respecting potential future plans and expectations of the Company regarding the Project and its future exploration potential. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the markets in which GoldMining operates. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including: the inherent risks involved in the exploration and development of mineral properties, fluctuating metal prices, unanticipated costs and expenses, risks related to government and environmental regulation, social, permitting and licensing matters, any inability to commence and complete work as expected, the Company’s exploration and development plans may change in the future as a result of further planning or otherwise,  and uncertainties relating to the availability and costs of financing needed in the future. These risks, as well as others, including those set forth in the Company's Annual Information Form for the year ended November 30, 2023, and other filings with Canadian securities regulators and the SEC, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements. There can be no assurance that forward-looking statements, or the material factors or assumptions used to develop such forward-looking statements, will prove to be accurate. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities law.